Exhibit 3.1

SARA LEE CORPORATION

ARTICLES OF AMENDMENT

THIS IS TO CERTIFY THAT:

FIRST: The charter of Sara Lee Corporation, a Maryland corporation (the “Corporation”), is hereby amended to provide that, immediately upon the Reverse Stock Split Effective Time (as defined below), every five shares of the common stock, $0.01 par value per share (the “SLE Common Stock”), of the Corporation that were issued and outstanding immediately before the Reverse Stock Split Effective Time shall be combined into one issued and outstanding share of SLE Common Stock, $0.05 par value per share. No fractional shares of SLE Common Stock of the Corporation shall be or remain issued upon such amendment and each stockholder otherwise entitled to a fractional share shall be entitled to receive in lieu thereof cash in an amount equal to the net cash proceeds attributable to the fair value sale of such fractional share interest following the aggregation and sale by the Corporation’s transfer agent of all such fractional share interests.

SECOND: The amendment to the charter of the Corporation as set forth in Article FIRST above has been duly approved by a majority of the entire Board of Directors of the Corporation as required by law. Pursuant to Section 2-309(e)(2) of the Maryland General Corporation Law (the “MGCL”), no stockholder approval was required.

THIRD: The charter of the Corporation is hereby amended, effective immediately after the Reverse Stock Split Effective Time, to decrease the par value of the shares of SLE Common Stock of the Corporation issued and outstanding immediately after the Reverse Stock Split from $0.05 per share to $0.01 per share.

FOURTH: The amendment to the charter of the Corporation as set forth in Article THIRD above has been duly approved by a majority of the entire Board of Directors of the Corporation as required by law. The amendment set forth in Article THIRD above is limited to a change expressly authorized by Section 2-605(a)(2) of the MGCL to be made without action by the stockholders of the Corporation.

FIFTH: These Articles of Amendment shall become effective at 5:00 p.m. EDT on June 28, 2012 (the “Reverse Stock Split Effective Time”), except that Article Third shall become effective immediately after the Reverse Stock Split Effective Time.

SIXTH: There has been no increase in the authorized stock of the Corporation effected by the amendments to the charter of the Corporation as set forth above.

SEVENTH: The undersigned officer acknowledges these Articles of Amendment to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned officer acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed in its name and on its behalf by its Chief Executive Officer and attested to by its Secretary on this 28th day of June, 2012.

ATTEST:		Sara Lee Corporation.

By:	/s/ Kent Magill	By:	/s/ Sean Connolly
Name: Kent Magill		Name: Sean Connolly
Title: Secretary		Title: Chief Executive Officer

[Articles of Amendment for Reverse Stock Split]